Lightspeed Announces Fiscal Third Quarter 2021 Financial Results Conference Call

MONTREAL, January 19, 2021 /CNW Telbec/ - Lightspeed POS Inc. (NYSE: LSPD) (TSX: LSPD), a leading provider of cloud-based, omnichannel commerce platforms, today announced it will report third quarter 2021 financial results before the market open on Thursday, February 4, 2021. Management will host a conference call and webcast to discuss the Company's financial results at 8:00am ET on Thursday, February 4, 2021.

Lightspeed Third Quarter 2021 Financial Results Conference Call
When: Thursday, February 4, 2021
Time: 8:00 am ET
Live Call Registration: http://www.directeventreg.com/registration/event/3874915
Replay: (855) 859-2056 (US/Canada Toll-Free) or (404) 537-3406 (International) with passcode 3874915
(The replay will be available approximately two hours after the completion of the live call until 11:59 p.m. ET on February 11, 2021)
Webcast: https://investors.lightspeedhq.com

Investors and participants can register for the telephonic version of the call in advance by visiting http://www.directeventreg.com/registration/event/3874915. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference.

About Lightspeed POS Inc.
Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.
Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

For more information, please visit: www.lightspeedhq.com
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SOURCE Lightspeed POS Inc.